UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of June 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

More than 58% of the Dividend will be paid in shares

Paris, 4 June 2009. Veolia Environnement shareholders have widely opted for the payment of the dividend in shares, with 58.48% of the rights having been exercised in favor of a payment in shares.

Veolia Environnement’s General Shareholders’ Meeting of May 7, 2009 determined that the amount of the dividend to be paid for the 2008 fiscal year would be €1.21 per share and decided that shareholders could elect to receive the dividend either in cash or in shares. The issue price of the new shares issued as payment for the dividend, corresponding to 90% of the average opening prices during the twenty trading days preceding the date of the General Shareholders’ Meeting, reduced by the amount of the dividend, was €16.06.

This transaction will create the issuance of 20,111,683 new shares (representing slightly more than 4.25% of the capital and 4.39% of the voting rights), to be delivered and admitted for trading on the Euronext Paris as from June 8, 2009.

The common shares delivered as payment for the dividend will entitle their holders to rights accruing as from January 1, 2009. They will be eligible for the same rights as the outstanding common shares, as described in the company’s by-laws, the reference document (document de reference) and the 2008 annual financial report available on the company’s website (www.veolia.com or www.veolia-finance.com).

The cash dividend amounts to €1.21 per share and represents a total amount of about 230 million euros. It will also be paid as from June 8, 2009.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €36.2 billion in 2008. www.veolia.com

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 (312) 552 2847

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 4, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Secretary